UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)*


                              Greyhound Lines, Inc.
                                 (Name of Issuer)

                                   Common Stock
                          (Title of Class of Securities)

                                    398048108
                                  (CUSIP Number)

                                 Gerald R. Connor
                      President and Chief Executive Officer
                           Connor, Clark & Company Ltd.
                           Scotia Plaza, 40 King Street
                               Suite 5110, Box 125
                             Toronto, Ontario M5H 3Y2
                                  (416) 360-0006
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 January 2, 1997
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /X/.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

     ** The total number of shares reported herein is 3,544,637 shares, which constitutes approximately 6.1% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 58,313,927 shares outstanding as last reported by the Issuer.

1.   Name of Reporting Person:

     Connor Clark & Company Ltd.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) /   /

3.   SEC Use Only


4.   Source of Funds: 00-Client Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Ontario, Canada


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 3,544,637
Owned By
Each
Reporting      9.   Sole Dispositive Power:  -0-
Person
With
               10.  Shared Dispositive Power: 3,544,637

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     3,544,637

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /


13.  Percent of Class Represented by Amount in Row (11): 6.1%


14.  Type of Reporting Person: IA

    Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under Act, the undersigned hereby amends its Schedule 13D Statement dated August 5, 1994, as amended by Amendment No. 1 dated January 12, 1995, as amended by Amendment No. 2 dated June 7, 1995, as amended by Amendment No. 3 dated January 29, 1996, as amended by Amendment No. 4 dated June 3, 1996, as amended by Amendment No. 5 dated June 21, 1996 and as amended by Amendment No.
6 dated November 12, 1996 (the "Schedule 13D"), relating to the Common Stock of Greyhound Lines, Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings ascribed to them in the Schedule 13D.

ITEM 2.   IDENTITY AND BACKGROUND.

     Items (a) - (c) of Item 2 are hereby partially amended by as follows:

     Effective as of December 31, 1996, Geoffrey K. McCord has resigned from his offices with Connor Clark.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended to read in its entirety as follows:

     The source and amount of the funds used or to be used by Connor Clark to purchase shares of the Stock are as follows:

               SOURCE OF FUNDS               AMOUNT OF FUNDS

               Clients (1)                   $23,888,147.45


     (1) Amount includes Funds obtained from the accounts of certain of its Clients.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Paragraphs (a) - (c) of Item 5 are hereby amended in their entireties to read as follows:

     (a) The aggregate number of shares of the Stock that Connor Clark owns beneficially, pursuant to Rule 13d-3 of the Act, is 3,544,637, which constitutes approximately 6.1% of the outstanding shares of the Stock.

     (b) Connor Clark has shared power to vote or to direct the vote and to dispose or to direct the disposition of 3,544,637 shares of the Stock.

     (c) Since the most recent filing on Schedule 13D, Connor Clark has purchased and sold shares of the Stock in transactions on the American Stock Exchange as follows:

          DATE             NO. OF SHARES          PRICE PER SHARE
                         PURCHASED(P)/SOLD(S)

          11-12-96                400(S)               $3.44
          11-13-96             15,000(S)                3.43
          11-20-96              2,300(P)                4.47
          11-21-96             72,723(S)                3.75
          11-22-96              8,305(S)                3.67
          11-22-96              2,000(P)                3.94
          11-26-96              2,621(S)                3.59
          11-27-96              1,600(S)                3.56
          12-02-96              2,109(S)                3.74
          12-02-96              3,109(S)                3.58
          12-06-96                665(S)                3.56
          12-09-96              4,432(S)                3.70
          12-10-96                210(S)                3.63
          12-11-96              1,254(S)                3.67
          12-12-96              1,000(S)                3.50
          12-12-96                376(S)                3.80
          12-13-96             10,539(S)                3.56
          12-13-96             25,800(S)                3.62
          12-17-96                700(S)                3.56
          12-17-96              2,386(S)                3.65
          12-18-96             10,600(S)                3.62
          12-19-96            113,220(S)                3.60
          12-23-96             66,345(S)                3.56
          12-23-96              6,843(S)                3.54
          12-23-96             22,153(S)                3.89
          12-24-96              1,500(S)                3.56
          12-27-96                800(P)                3.70
          12-27-96             11,381(S)                3.50
          01-03-97                800(S)                4.05
          01-06-97              1,264(S)                4.35

     In addition, since the most recent filing on Schedule 13D, holders of accounts managed by Connor Clark have withdrawn approximately 219,378 shares of the Stock in the aggregate from their accounts.

     Except as set forth in this paragraph (c), Connor Clark has not effected any transactions in the shares of the Stock since the most recent filing on
Schedule 13D.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     24.1           Power of Attorney dated July 24, 1995 (previously filed).

     99.1 Joint Filing Agreement and Power of Attorney, dated August 5, 1994 (previously filed).

     99.2 Joint Filing Agreement dated January 9, 1995(previously filed).

     99.3 Joint Filing Agreement and Power of Attorney dated January 10, 1995 (previously filed).

     99.4 Joint Filing Agreement and Power of Attorney dated January 10, 1995 (previously filed).

     99.5 Joint Filing Agreement and Power of Attorney dated June 6, 1995 (previously filed).

     99.6           Joint Filing Agreement and Power of Attorney dated January
                                        26, 1996 (previously filed).

                                SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:         January 6, 1997

                              CONNOR CLARK & COMPANY LTD.

                              By:  /s/  Gerald R. Connor
                                   Name:  Gerald R. Connor
                                   Title:  President and Chief Executive Officer

                                   EXHIBIT INDEX


    Exhibit No.        Description

     24.1           Power of Attorney dated July 24, 1995 (previously filed).

     99.1 Joint Filing Agreement and Power of Attorney, dated August 5, 1994 (previously filed).

     99.2 Joint Filing Agreement dated January 9, 1995(previously filed).

     99.3 Joint Filing Agreement and Power of Attorney dated January 10, 1995 (previously filed).

     99.4 Joint Filing Agreement and Power of Attorney dated January 10, 1995 (previously filed).

     99.5 Joint Filing Agreement and Power of Attorney dated June 6, 1995 (previously filed).

     99.6 Joint Filing Agreement and Power of Attorney dated January 26, 1996 (previously filed).